

February 10, 2011

Sal Perisano
Chief Executive Officer
iParty Corp.
270 Bridge Street, Suite 301
Dedham, Massachusetts 02026

> **Re:** **iParty Corp.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2010**
> **File No. 001-15611**

Dear Mr. Perisano:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Thomas Brennan, Esq.
Posternak Blankstein & Lund LLP